SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Innovative Micro Technology, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

038-213-104

(CUSIP Number)

Investor AB

Arsenalsgatatan 8C S-103-32

Stockholm Sweden V7

Tel: 46 8 614 21 50

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Ben Quinones, Esq.

Pillsbury Winthrop LLP

2475 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

January 25, 2005

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 038-213-104

1	NAMES OF REPORTING PERSONS: Investor AB I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,901,974 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,901,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,974 shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

[1]	Includes 329,412 of Series A-1 Convertible Preferred Stock, which are convertible into 1,866,678 shares of Common Stock and a warrant which is convertible into 164,706 shares of Common Stock (the number of shares of Common Stock that the warrant is convertible into may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance) which are held for the account of Investor Growth Capital Limited. Investor Growth Capital Limited is an indirect wholly-owned subsidiary of the Investor AB. Includes 141,176 shares of Series A-1 Convertible Preferred Stock, which is convertible into 800,002 shares of Common Stock and a warrant which is convertible into 70,588 shares of common stock (the number of shares of Common Stock that the warrant is convertible into may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance) which are held for the account of Investor Group, L.P. Investor Group, L.P. is a limited partnership of which Investor AB serves as the ultimate general partner.

CUSIP No. 038-213-104

1	NAMES OF REPORTING PERSONS: Investor Growth Capital Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,031,384 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,031,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,384 shares[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Includes 329,412 of Series A-1 Convertible Preferred Stock, which are convertible into 1,866,678 shares of Common Stock and a warrant which is convertible into 164,706 shares of Common Stock (the number of shares of Common Stock that the warrant is convertible into may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance) that is held for the account of Investor Growth Capital Limited.

CUSIP No. 038-213-104
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Investor Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 870,590 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 870,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,590 shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[3]	Includes 141,176 shares of Series A-1 Convertible Preferred Stock, which is convertible into 800,002 shares of Common Stock and a warrant which is convertible into 70,588 shares of common stock (the number of shares of Common Stock that the warrant is convertible into may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance).

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Series A-1 Convertible Preferred Stock which are convertible into Common Stock, $0.0001 par value per share (the “Issuer Common Stock”) and warrants to purchase shares of Common Stock of Innovative Micro Technology Inc., a Delaware corporation (“IMT”). The principal executive offices of IMT are located at 75 Robin Hill Road, Santa Barbara California 93117.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) Investor AB, (ii) Investor Growth Capital Limited and (iii) Investor Group L.P.

The address of Investor AB is Arsenalsgatan 8C S-103-32 Stockholm, Sweden V7. The address of Investor Growth Capital Ltd and Investor Group L.P. is National Westminster House Le Truchot, St. Peter Port Guernsy, Channel Islands, GYI 4PW.

Investor AB is a corporation engaged principally in business as a diversified industrial hosting company. Investor Growth Capital Limited and Investor Group L.P. are entities engaged principally in the business of making investments in securities.

During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Investor AB is a corporation organized under the laws of Sweden. Investor Group Capital Partners and Investor Group L.P. are a partnership organized under the laws of the Channel Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 25, 2005, Investor Growth Capital Limited and Investor Group L.P. purchased 329,412 shares of Series A-1 Convertible Preferred Stock and 141,176 shares of Series A-1 Convertible Preferred Stock, respectively, at a purchase price of $2.8333 per share. In connection with the transaction, Investor Growth Capital Limited received a warrant to purchase 164,706 shares of Common Stock and Investor Growth L.P. received a warrant to purchase 70,588 shares of Common Stock (collectively, the “Warrants”). The number of shares of Common Stock that the Warrants are convertible into may be adjusted downward, potentially canceling the Warrants, according to a calculation that is based on the Issuer’s 2005 economic performance. The working capital of Reporting Persons was the source of the funds for the purchase. Investor Growth Capital Limited and Investor Group L.P. have entered into a Voting Agreement which is described in the response to Item 6. The information contained in Item 6 and Exhibit D are hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares for investment purposes.

On January 25, 2005, Investor Growth Capital Limited and Investor Group L.P. entered into a Voting Agreement whereby Investor Growth Capital Limited was granted the right to designate certain members for election to the Board of Directors of the Issuer. The information contained in Item 6 and Exhibit D are hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Investor AB may be deemed the beneficial owner of approximately 23.1% of the issued and outstanding shares of Common Stock based on 12,604,143 outstanding shares of Common Stock. Investor Growth Capital Limited may be deemed the beneficial owner of approximately 16.1% of the issued and outstanding shares of Common Stock based on 12,604,143 outstanding shares of Common Stock. Investor Group L.P. may be deemed the beneficial owner of approximately 5.4% of the issued and outstanding shares of Common Stock based on 12,604,143 outstanding shares of Common Stock.

Investor AB shares power to vote and/or dispose of 2,901,974 shares. Investor Growth Capital Limited shares the power to vote and/or dispose of 2,031,384 shares of Common Stock. Investor Group, L.P. shares power to vote and/or dispose of 870,590 shares of Common Stock

The Reporting Persons have not effected any other transaction in the shares of IMT that was effected in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

An Investors’ Rights Agreement was entered into January 25, 2005 (the “IRA”) by and among the Issuer and the following stockholders of the Issuer: Investor Growth Capital Limited, Investor Group L.P., BAVP and Miramar Venture Partners, L.P. (“Investors”). The IRA provides the Investors, among other things, registration rights for shares of Common Stock issuable or issued upon conversion of the shares of Series A-1 Stock purchased by any Investor pursuant to the Purchase Agreement. The IRA also subjects the Investors to a market standoff provision pursuant to which the Investors may not transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Common Stock to another for a period not to exceed 180 days commencing on the date of the final prospectus relating to any underwritten public offering of the Issuer.

The Investors’ Rights Agreement is filed as Exhibit C to this Schedule 13D and is hereby incorporated by reference. The foregoing description of the terms and conditions of the Investors’ Rights Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Voting Agreement was entered into January 25, 2005 (the “Voting Agreement”) by and among the Issuer, the Investors, L-3 Communications Corporation, John Foster, who is President and Chief Executive Officer of the Issuer, Peter Altavilla, who is Chief Financial Officer, Secretary and Treasurer of the Issuer, Paul Rubel, who is Vice President, Product Development of the Issuer, Mike Shillinger, who is Vice President, Operations of the Issuer, Monteith Heaton, who is Vice President, Sales and Marketing of the Issuer, and Douglas Thompson, who is Vice President, Product Engineering and Quality of the Issuer (together with the Investors, the “Stockholders”), pursuant to which each of the Stockholders agreed to vote its shares in favor of electing one Series A-1 Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director designated by BAVP and one Director designated by L-3 Communications Corporation. In addition, each of the Stockholders agreed to vote its shares in favor of removing any Director selected for removal from the Board by any stockholders entitled to designate such Director.

Subject to certain provisions, each of the Stockholders also agreed to vote its shares in favor of (i) a Liquidating Transaction (as defined in the Voting Agreement) yielding proceeds per share of Common Stock, as adjusted for splits, reverse splits and the like and after payment of all obligations of the Company and liquidation preferences, of at least $8.00; (ii) a financing transaction, the principal purpose of which is to raise capital for the Company, or (iii) an amendment to the Company’s Amended and Restated Certificate of Incorporation to add a new sentence to the end of Article 5 thereof reading as follows, “Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote for the election of such director.”

Each of the Stockholders further agreed to vote its shares to ratify and approve an option exchange offer as soon as practicable after January 25, 2005, pursuant to which each employee of the Company shall have an opportunity to surrender his or her outstanding options having an exercise price of more than $3.00 per share for cancellation in exchange for a grant of new options on a date at least six months and one day after such cancellation, with the exercise price of the new options established as the fair market value of the Common Stock on the date of grant.

The Voting Agreement is filed as Exhibit D to this Schedule 13D and is hereby incorporated by reference. The foregoing description of the terms and conditions of the Voting Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Right of First Refusal and Co-Sale Agreement was entered into January 25, 2005 by and among the Issuer and the Stockholders (the “Co-Sale Agreement”). The Co-Sale Agreement provides for, among other things, a restriction on the sale of shares of Common Stock, Series A-1 Stock and Series A Stock, pursuant to which the Issuer has a right of first refusal to purchase such shares upon a proposed transfer by a Stockholder. If the Issuer fails to purchase such shares, then a right of first refusal to purchase is passed ratably to the Investors. The Co-Sale Agreement also provides for a co-sale right pursuant to which a Stockholder may not sell any shares of the Company’s capital stock until each of the Investors shall have been given the right to sell on a pro rata basis shares of the Company’s capital stock to the proposed purchaser or purchasers, upon the same terms and conditions offered by such offering Stockholder.

The Co-Sale Agreement is filed as Exhibit E to this Schedule 13D and is incorporated by reference. The foregoing description of the terms and conditions of the Co-Sale Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

The information provided regarding the Warrant in Item 3 is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Warrant to Purchase to Common Stock of Innovative Micro Technolgoy, Inc. held by Investor Growth Capital Limited.

Exhibit B	Warrant to Purchase to Common Stock of Innovative Micro Technolgoy, Inc. held by Investor Growth L.P.

Exhibit C	Investor’s Rights Agreement.

Exhibit D	Voting Agreement.

Exhibit E	Co-Sale Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 4, 2005.	INVESTOR AB Michael Oporto

/s/ Michael Oporto

	Name	Michael Oporto

	Title	Attorney-in-fact

/s/ Henry Gooss

	Name	Henry Gooss

	Title	Attorney-in-fact
INVESTOR GROWTH CAPITAL LIMITED

/s/ Michael Oporto

	Name	Michael Oporto

	Title	Attorney-in-fact

/s/ Henry Gooss

	Name	Henry Gooss

	Title	Attorney-in-fact